AMENDMENT TO

PARTICIPATION AGREEMENT

THIS AMENDMENT (“Amendment”) amends the Participation Agreement dated September 1, 2010 (together with any prior amendments thereto, the “Agreement”) which is hereby incorporated by reference, and is made as of the Amendment Effective Date of August 16, 2019 by and between AXA EQUITABLE LIFE INSURANCE COMPANY (the “Company”); GUGGENHEIM FUNDS DISTRIBUTORS, LLC, f/ka/ Rydex Distributors, LLC, (the “Distributor”).

WHEREAS, the Company and the Distributor desire to amend the Agreement by the addition of the Confidentiality Section.

WHEREAS, on or prior to June 15, 2020, Company changed its registered name from AXA Equitable Life Insurance Company to Equitable Financial Life Insurance Company.

WHEREAS, Distributor changed its registered name from Rydex Distributors, LLC to Guggenheim Funds Distributors, LLC.

NOW, THEREFORE, in consideration of the Agreement and the mutual covenants contained herein, the parties hereto agree as follows:

1.	Article XII is hereby incorporated into the Agreement as follows:

ARTICLE XIII - CONFIDENTIALITY.

13.1 Defined. As used herein, a party’s “Confidential Information” will mean information or materials about such party or any of its affiliates, whether or not proprietary to such party or any of its affiliates, whether disclosed intentionally by or acquired unintentionally from such party, any affiliate, any of its other service providers, agents or representatives or any director, officer or employee of any of the foregoing, whether in written, electronic, visual or oral form, regardless of how transmitted, and whether or not marked “confidential” or “proprietary”, including, without limitation information concerning past, present or prospective products, assets, services, systems, customers, employees, financial professionals, shareholders, agents, representatives, finances, books and/or records, business affairs and/or relationships, business plans, trade secrets, methods of operations, distribution and/or marketing strategies and/or procedures or other internal matters. Such party’s Confidential Information also includes any personal, financial or identifying information of an individual person including, without limitation, any past, present or prospective individuals who are customers, directors, officers, employees, financial professionals, shareholders, agents or representatives of such party or any of its affiliates, as name, address, telephone numbers, sex, age, social security number, account and/or employee numbers, finances, business, health, employment, credit standing, history, hobbies and personal relations and any list, description or other grouping directly or indirectly derived in whole or part therefrom. (“Personal Information”) and information, directly or indirectly, derived by or on behalf of the Receiving Party from the Disclosing Party Confidential Information, using the Disclosing Party Confidential Information exclusively or combined with other information. In order for Confidential Information provided hereunder to be considered a trade secret, such information must be (i) identified as a trade secret in writing by the Disclosing Party at the time of disclosure and (ii) a trade secret under applicable law.

13.2 Obligations. The party receiving (“Receiving Party”) Confidential Information of the other party (“Disclosing Party”) will exercise at least the same degree of care with respect to the Disclosing Party’s Confidential Information that the Receiving Party exercises to protect its own Confidential Information, but in no event shall the Disclosing Party use less than reasonable care. The Receiving Party will only use or reproduce the Disclosing Party’s Confidential Information to the extent necessary to enable the Receiving Party to fulfill its obligations under this Agreement or to comply with applicable law or regulation. Further, the Receiving Party may disclose the Disclosing Party’s Confidential Information to its affiliates and their respective directors, officers, agents, and/or employees who have a need to know such information (and only to the extent necessary) in order to fulfill the purposes contemplated by this Agreement (“Qualified Staff

Persons”), provided that Receiving Party has first informed such Qualified Staff Persons of the obligations imposed by this Section and remains liable at all times for the acts or omissions of its Qualified Staff Persons. Further, the Company will have the right to provide this Agreement to an affiliate.

13.3 Nondisclosure. Receiving Party shall not disclose Confidential Information to any other person, including without limitation any of its subsidiaries, affiliates, authorized subcontractors or other agents or representatives except such persons who have a need to know such information in order to fulfill the purposes contemplated by this Agreement. Any breach of confidentiality by such person shall be deemed to be a breach by Receiving Party of Receiving Party’s obligations hereunder.

13.4 Information Security Program. The Distributor warrants and represents that it or its affiliates have adopted and implemented, and covenants that it or its affiliates will maintain, a comprehensive information security program (“The Distributor’s Information Security Programs”) incorporating administrative, technical, and physical safeguards (a) to ensure the confidentiality of Personal Information in its possession or control; (b) to protect against any anticipated threats or hazards to the security or integrity of Personal Information; (c) to protect against unauthorized access to or use of Personal Information, including without limitation programs to train the Distributor’s personnel and agents in safeguarding the same, (d) to prevent the loss, destruction or alteration of the Company’s Confidential Information, and (e) to destroy all electronic and hard-copy materials containing the Company Confidential Information which the Distributor is permitted or required to destroy hereunder in a safe and secure manner.

13.5 Reviews. The Distributor or its affiliates shall regularly audit and review The Distributor’s Information Security Programs to ensure its continued effectiveness to safeguard the information in scope of the Distributor’s Information Security Programs and determine whether adjustments are necessary in light of circumstances including, without limitation, changes in technology, information systems, new or revised regulations, industry best practices or changing threats or hazards. The Distributor will promptly answer inquiries from the Company about the Distributor’s Information Security Programs. Upon the Company’s written request, Distributor shall provide the Company with an executive summary of any audit report completed in the prior calendar year by or on their behalf as a result of any audit performed to assess the effectiveness of the Information Security Program, to the extent such audit was relevant to the security and confidentiality of Company Personal Data. Upon reasonable request by the Company, but no more than once during any calendar year, the Distributor shall permit the Company or its representative to assess and discuss the Information Security Program with the Distributor.

13.6 Incident Management. The Distributor shall:

a.

Make available the contact group InformationSecurity@GuggenheimPartners.com, which shall serve as the Company’s primary security contact and shall be available to assist the Company 24/7 as a contact in resolving obligations associated with a security breach.

b.

Notify the Company of an actual security breach of The Distributor’s Information Security Programs affecting the Company’s Personal Information as soon as practicable, once the Distributor becomes aware of any such breach but in no event later than in the time required by applicable state and federal laws and regulations; and

c.

Notify the Company’s Chief Privacy Officer of any data breach in the Distributor’s Information Security environment that affects The Company’s Confidential by e-mailing the Company with a read receipt at PrivacyOffice@equitable.com, and with a copy by e-mail to the Distributor’s primary business contact within the Company.

13.7 Mitigation. The Distributor understands and acknowledges that any security breach of Personal Information may impose obligations on the Company to notify affected individuals as well as regulators of such security breach and take steps, among others, to mitigate any adverse impact or other harm to its customers and/or prospective customers arising from such security breach. the Distributor agrees to cooperate with and assist the Company in meeting all such obligations.

13.8 Nonconfidential Information. Notwithstanding anything to the contrary herein, Receiving Party shall have no obligation to preserve the confidentiality of any Confidential Information which:

(1) is or becomes publicly known (other than through unauthorized disclosure by the Disclosing Party) and is available to Receiving Party without use of or reference to any of Disclosing Party’s Confidential Information;

(2) at the time of disclosure to Receiving Party, is already in the possession of or known to Receiving Party and is available to Receiving Party without use of or reference to any of Disclosing Party’s Confidential Information and is not subject to any other confidentiality undertaking;

(3) is disclosed to Receiving Party by any person or entity other than Disclosing Party and is available to Receiving Party without use of or reference to any of Disclosing Party’s Confidential Information and is not subject to any other confidentiality undertaking; or

(4) is developed by Receiving Party without use of or reference to any of Disclosing Party’s Confidential Information

The foregoing exceptions shall not apply to Personal Information.

13.9 Government Disclosures. In the event that Receiving Party becomes legally compelled or requested by a court of competent jurisdiction, law, regulation, or by a governmental body to disclose any Confidential Information, Receiving Party will, to the extent legally permissible, give Disclosing Party prompt written notice of such requirement, together with a copy of such demand, to enable Disclosing Party to seek a protective order or other remedy at its sole cost. In the event that Disclosing Party elects not to seek or is unable to obtain a protective order or other remedy, Receiving Party will only disclose that portion of the Disclosing Party’s Confidential Information which it reasonably believes, after receiving advice from legal counsel, is legally required to be disclosed and will make reasonable efforts to obtain assurance that confidential treatment will be accorded such Confidential Information.

13.10 Return of Confidential Information. Except as otherwise expressly provided in this Agreement, Receiving Party will, and will cause all others in possession to either, return to Disclosing Party (or such third party or Parties as Disclosing Party may designate in writing) or destroy all documents and materials (and all copies thereof) containing Confidential Information, whether in hardcopy, electronic form or otherwise, promptly following a written request from the Disclosing Party. Receiving Party shall solely be responsible for determining whether Confidential Information is returned or destroyed under this Section. The Receiving Party will confirm in writing that it has fully complied with its obligations under this Section within one (1) month after its receipt of a request from the Disclosing Party for such a confirmation.

13.11 Third-Party Suppliers, Sub-contractors, Sub-servicers and/or Hosting Providers:

The Distributor warrants and represents that it will ensure its third-party suppliers, sub-contractors, sub-servicers and/or Hosting provider adhere to industry standard confidentiality terms and maintenance of a comprehensive security program, including incorporation of administrative, technical and physical safeguards as detailed in the Information Security Program Section. The Distributor shall, in accordance with the Distributor Information Security Programs, audit and review its third-party suppliers, sub-contractors, sub-servicer and/or hosting providers’ controls to ensure effectiveness of their internal control environment, including the design and implementation of their programs to reasonably prevent a cyber breach or fraud. This may include, as appropriate considering the role of any given third-party supplier, sub-contractor, sub-service, and/or hosting provider, but is not limited to the review of their application and/or infrastructure security, penetration test reviews, access controls & management (e.g. use of Multi-Factor Authentication), data protection (e.g. encryption at rest and in-transit), incident response, change management, logging, monitoring and reporting.

13.4 Survival. The provisions of this Article shall survive the termination of the Agreement.

2. The remaining terms and conditions of the Agreement not modified herein shall remain in full force and effect.

3. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute only one instrument.

4. This Amendment and the provisions herein contained shall be binding upon and inure to the benefit of the Distributor and the Company and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have signed this Amendment.

EQUITABLE FINANCIAL LIFE INSURANCE		GUGGENHEIM FUNDS DISTRIBUTORS, LLC:
COMPANY:

By:		By:

Name:	Kenneth Kozlowski	Name:	Kevin McGovern

Title:	Managing Director	Title:	Vice President

Date Signed:	8/31/2020 | 3:41 PM EDT	Date Signed:	9/29/2020